[SAN HOLDINGS, INC. LETTERHEAD]

June 9, 2006

VIA EDGAR AND CERTIFIED MAIL

Mr. Mark P. Shuman
Branch Chief - Legal
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington D.C. 20549

Re:	SAN Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A filed May 9, 2006
File No. 0-16423

Dear Mr. Shuman:

We are in receipt of and this is in response to the letter of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated June 6, 2006 (the “Comment Letter”), regarding the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”) of SAN Holdings, Inc. (the “Company”). For your convenience, we have set forth a recitation of the headings and each of the Staff’s comments in the Comment Letter below (in italics), with our response to each comment directly following the Staff’s comment from the Comment Letter. Capitalized terms used but not defined in this letter have the respective meanings ascribed to such terms in the Preliminary Proxy.

Please be advised that contemporaneously with the transmission of this letter, we have supplied to you a draft of the Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy”) that responds to the comments in the Comment Letter and is marked to show the changes from the Preliminary Proxy. After the Staff is satisfied that the Company has adequately responded to the comments in the Comment Letter and any subsequent comments, the Company will file the Definitive Proxy.

Mr. Mark P. Shuman
U.S. Securities and Exchange Commission
June 9, 2006

Preliminary Proxy Statement on Schedule 14A

1.    We note from your disclosure on pages 28-30 that Sun Solunet LLC holds 58.4% of your outstanding common stock and currently has 6 affiliates on your board of directors. We also note your disclosure on page 8 that states Sun Solunet is contractually obligated to vote in favor of proposals 2 and 3. Finally, we note that five of the nine directors up for election in proposal 1 are affiliates of Sun Solunet. Please revise your letter to shareholders and Q&A section to prominently disclose this information. Please also revise to prominently disclose the percentage of outstanding stock of the company that may be owned by Sun Solunet upon conversion of the preferred stock and warrants, once sufficient shares are authorized.

Response. The Company proposes to comply with this comment as follows:

A.    The letter to shareholders will be revised to modify the description of the proposals and to add the following disclosure immediately following the proposals:

Our majority shareholder, Sun Solunet, LLC, holds approximately 58.4% of our outstanding common stock and 5 of our 9 directors are affiliates of Sun Solunet, LLC. Assuming we had sufficient authorized capital, Sun Solunet would own approximately 81.3% of our common stock if it exercised or converted all securities issued to it in the private placement transaction that closed on March 2, 2006 as described in the proxy statement and would own approximately 83.3% of our common stock if it exercised or converted all other securities currently held by it. Sun Solunet, LLC is obligated by the terms of the private placement transaction to vote its shares in favor of proposals 2 and 3 described above.

B.    The section of the proxy statement captioned “ABOUT THE MEETING” was amended as follows:

1.    The following new subsection was added on page two immediately following the proposals:

Do we have a controlling Shareholder?

Yes. Sun Solunet, LLC (“Sun Solunet”) is our majority shareholder and holds approximately 58.4% of our outstanding Common Stock as of the Record Date. Five of our nine directors are affiliated with Sun Solunet. As a result of the private placement transaction described more fully in this proxy statement under Proposal Two and once the Company has sufficient authorized capital, Sun Solunet would own approximately 81.3% of our Common Stock if it exercised or converted all the securities it purchased in the private placement.

Mr. Mark P. Shuman
U.S. Securities and Exchange Commission
June 9, 2006

Sun Solunet also holds other exercisable or convertible securities that, if exercised, would result in the aggregate ownership of approximately 83.3% of our Common Stock.

2.    The subsection titled “Have any Shareholders agreed to vote in any specific manner with respect to the items to be considered at the Meeting?” on page 5 of the proxy statement was moved from page 5 to page 2 of the proxy statement to immediately follow the new subsection described in 1 above and was revised to provide as follows:

Have any Shareholders agreed to vote in any specific manner with respect to the items to be considered at the Meeting?

Yes. Sun Solunet, our controlling Shareholder, is required by the terms of the private placement transaction to vote the Shares of Common Stock which they own or control in favor of Proposals Two and Three as described below under “VOTING AGREEMENT.” Sun Solunet has also indicated to us that it will vote its Shares in favor of all the director nominees in Proposal One and in favor of ratifying the auditor in Proposal Four.

3.    Corresponding changes were made to various other subsections of the “ABOUT THE MEETING” section of the proxy statement to conform to the disclosure revisions described above.

Proposal No. 1, page 9

2.    Revise the second paragraph to indicate, if known, how Sun Solunet will vote its shares on this proposal. If you have any reason to believe that the election of certain director nominees will not be supported by Sun Solunet, so indicate. Please also revise to highlight that five of the nine nominees are affiliates of Sun Solunet. See Item 401(a) of Regulation S-K.

Response. The Company proposes to comply with this comment by revising the second paragraph of Proposal One of the proxy statement to provide as follows:

Sun Solunet owns Shares of Common Stock representing greater than a majority of the votes entitled to be cast at the Meeting, sufficient to elect all directors to our Board of Directors. Five of the nine director nominees are affiliates of Sun Solunet. Sun Solunet has indicated to us that it will vote to elect all of the director nominees listed below.

Proposal No. 2, page 11

Background

Mr. Mark P. Shuman
U.S. Securities and Exchange Commission
June 9, 2006

3.    Revise to provide the basic terms of the unregistered offering of Series A Preferred Stock and Warrants to which you refer. This disclosure should include the dates the transaction(s) took place, the material terms (i.e., the purchase price, the number of shares/warrants issued, etc.), any registration rights granted to the investors, and the total number of shares required to permit conversion and exercise of the Series A shares and Warrants. You should also clarify your disclosure in the second paragraph on page 12 to state how many of the 88,890,439 shares reserved for issuance of previously issued and outstanding securities relate to securities issued in the “private placement” and how many additional shares are required to permit conversion and exercise of the remaining Series A shares and Warrants.

Response. The Company proposes to comply with this comment by revising the proxy statement as follows:

A.    The first reason for Proposal two under the subsection titled “Background” of Proposal Two will be revised to provide as follows with respect to the first reason for Proposal Two:

1.    To permit conversion of the Series A Preferred Stock and exercise of the Warrants we issued in the Private Placement and to comply with the requirements of the Securities Purchase Agreements.

The Company completed an offer and sale of securities to accredited investors in a private placement transaction exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”) pursuant to Section 4(2) of the 1933 Act and Regulation D promulgated thereunder (the “Private Placement”). On March 2, 2006, April 18, 2006 and May 4, 2006, pursuant to Securities Purchase Agreements dated and effective as of February 28, 2006, April 18, 2006 and May 4, 2006, respectively (the “Securities Purchase Agreements”), by and among the Company and the purchasers identified in each such Securities Purchase Agreement (the “Purchasers”), the Company issued to the Purchasers an aggregate of 277.6 units (“Units”), each Unit consisting of:

(a) one share of the Company’s newly designated convertible series A preferred stock, no par value per share (“Series A Preferred Stock”) initially convertible into 333,333 shares of Common Stock;

(b) a warrant to purchase 166,667 shares of Common Stock exercisable for five years from the date of issuance at an initial exercise price of $0.30 per share expiring five years from the date of issuance; and

(c) a warrant to purchase 166,667 shares of Common Stock exercisable for five years from the date of issuance at an initial exercise price of $0.50 per

Mr. Mark P. Shuman
U.S. Securities and Exchange Commission
June 9, 2006

share (together with the warrants described in clause (b) above, the “Warrants”) expiring five years from the date of issuance.

The purchase price per Unit paid by Purchasers other than Sun Solunet consisted of $50,000. The purchase price per unit paid by Sun Solunet consisted of $50,000 per Unit, less the fees paid to the placement agent in connection with the first closing on March 2, 2006 and consisted of the exchange of $8 million of debt owed by the Company to Sun Solunet under a credit facility that the Company maintains with Sun Solunet, as assignee of Harris N.A. (formerly known as Harris Trust and Savings Bank). The Company received a total of approximately $2.5 million, $486,000 and $1.35 million, respectively, net of placement agent and legal fees, from the first, second and third closing of the Private Placement. For each of the three closings of the Private Placement, as additional compensation, the Company issued to the placement agent a common stock purchase warrant exercisable at $0.15 per share for an aggregate number of Shares equal to 5% of the gross proceeds from each closing of the Private Placement (other than the proceeds received from the sale of Units to Sun Solunet).

As of the date of each of the Securities Purchase Agreements, the Company and the Purchasers that were parties to the Securities Purchase Agreement entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Company granted registration rights to the Purchasers with respect to some of the securities purchased under the Securities Purchase Agreements as set forth therein.

As a result of the Private Placement, initially the Company may be required to issue up to a total of approximately 186,751,781 Shares of Common Stock, including approximately 92,533,249 Shares as a result of the conversion of all the Series A Preferred Stock and approximately 94,218,532 Shares as a result of the exercise of all of the Warrants issued in the Private Placement. As of the date of this proxy statement, the Company has reserved only 50,000,000 Shares of authorized but unissued capital stock to permit the conversion of the Series A Preferred Stock and the exercise of the Warrants that the Company issued in the Private Placement. Approval of either Proposal Two or Proposal Three would cause the Company to have sufficient authorized capital to permit the conversion of the Series A Preferred Stock and exercise of the Warrants that the Company issued in the Private Placement.

In the Securities Purchase Agreements, the Company agreed to increase its authorized capital to permit the conversion of all the Series A Preferred Stock and the exercise of all the Warrants and after 150 days from the date of issuance of

Mr. Mark P. Shuman
U.S. Securities and Exchange Commission
June 9, 2006

each Warrant it is required to pay the Purchaser of the Warrant liquidated damages to the extent that it fails to increase its authorized capital to permit exercise of the Warrant monthly until cured in an amount equal to 2.0% of the product of the exercise price of the Warrant and the total number of Shares issuable upon exercise of the Warrant. Furthermore, as a condition to the Private Placement, the Purchasers required Sun Solunet to agree to vote the Shares held by it in favor of Proposal Two and Proposal Three. See “VOTING AGREEMENT.”

B.    The section of the proxy statement titled “VOTING AGREEMENT” will be revised to delete the description of the Private Placement and to cross reference Proposal Two.

C.    The fourth paragraph of the second reason for Proposal Two under the subsection titled “Background” of Proposal Two will be revised to specify that of the total number of reserved shares, 50,000,000 of the shares were reserved for issuance in connection with the Private Placement.

Proposal No. 3, page 13

Purpose, page 14

4.    We note your statements that purpose of both proposals 2 and 3 are to sufficiently increase your authorized capital to permit the conversion of the Series A Preferred Stock and exercise of the Warrants issued in the “private placement,” as required by the Securities Purchase Agreement. Revise your disclosure as it relates to both proposals to explain why both actions are necessary to permit the conversion of the Series A Preferred Stock and exercise of the Warrants.

Response. The Company has considered this comment. The adoption of Proposal Two or Proposal Three individually (without the approval of the other proposal) would sufficiently increase the Company’s authorized capital to permit exercise or conversion of all the Series A Preferred Stock and Warrants issued in the Private Placement. Notwithstanding this fact, the Company is required by the terms of the transaction documents executed in connection with the Private Placement to submit both Proposal Two and Proposal Three to the shareholders, and Sun Solunet, LLC is required to vote its Shares in favor of both proposals. The Company proposes to revise the first paragraph of the “Purpose” subsection of Proposal Three to provide as follows:

Submission of Proposal Three to the Shareholders is required by the terms of the transaction documents entered into in connection with the Private Placement. Approval of either Proposal Two or Proposal Three would cause the Company to have sufficient authorized capital to permit the conversion of the Series A Preferred Stock and exercise of the Warrants that the Company issued in the Private Placement. Sun Solunet is required to vote its Shares in favor of Proposal Three. See “VOTING AGREEMENT.”

Mr. Mark P. Shuman
U.S. Securities and Exchange Commission
June 9, 2006

The Company also proposes to revise the disclosure in Proposal One as set forth in response to Comment 3 above to clarify that the approval of either Proposal Two or Proposal Three would cause the Company to have sufficient authorized capital to permit the conversion of the Series A Preferred Stock and exercise of the Warrants that the Company issued in the Private Placement.

5.    We note your disclosure that the purpose of the reverse stock split is to increase the trading price of your common stock. Please disclose the trading volume and price of your common stock as of a recent date.

Response. The Company proposes to comply with this comment by adding the following disclosure immediately following the first sentence of the second paragraph of the “Purpose” subsection of Proposal Three (with the blank information completed as of a recent date relative to the date the Definitive Proxy is filed):

Our Common Stock is presently quoted on the over-the-counter bulletin board under the symbol “SANZ.” On June __, 2006, the last reported sale price of our Common Stock on the over-the-counter bulletin board was $___ per share (rounded to the nearest penny), and had a trading volume of ________ Shares.

Effects of the Reverse Stock Split, page 15

6.    Please revise your table illustrating the effective change in available authorized capital as a result of the reverse stock split over the range of ratios for which you are seeking approval to include a column noting the effective increase in available authorized capital, notwithstanding the fact that the number of shares of authorized capital will remain the same. Since you are also seeking approval for an increase in your number of authorized shares, from 200 million to 400 million shares, please ensure that your table illustrates the effect on the number of authorized shares of common stock available for issuance as a result of a reverse stock split at both your current level of authorized shares and at the level that will be in effect should proposal 2 be approved.

Response. The Company proposes to comply with this comment by revising the first paragraph and the first table under the subsection of Proposal Three titled “Effects of the Reverse Stock Split” to provide as follows:

If Proposal Three is approved by the Shareholders and the Board determines to effect the Reverse Split, the Board will determine the exact exchange ratio of the Reverse Split. The following table sets forth the number of Shares of the Company’s Common Stock that would be outstanding immediately after the Reverse Stock Split at certain of the exchange ratios within the 1 for 10 to 1 for 25 range, based on the number of Shares of Common Stock outstanding as of May 26, 2006 and the effective change to the Company’s authorized capital as a result of the Reverse Stock Split, both at the Company’s current level of authorized capital and assuming the increase in the

Mr. Mark P. Shuman
U.S. Securities and Exchange Commission
June 9, 2006

Company’s authorized capital occurs as the result of the approval of Proposal Two. The table does not account for fractional shares that will be rounded up to the next nearest whole share as described under “—Fractional Shares.”

Ratio of Reverse Stock Split	Approximate Shares of Common Stock Outstanding Before Reverse Stock Split	Approximate Shares of Common Stock Outstanding After Reverse Stock Split	Available Authorized Capital As a Result of Reverse Stock Split (Current Authorized Capital) #	Available Authorized Capital As a Result of Reverse Stock Split (Assuming Approval of Proposal Two) #

None	95,811,278	95,811,278	10,771,760	210,771,760
1:10	95,811,278	9,581,128	97,001,911	297,001,911
1:15	95,811,278	6,387,419	100,195,620	300,195,620
1:20	95,811,278	4,790,564	101,792,475	301,792,475
1:25	95,811,278	3,832,451	102,750,587	302,750,587

# The available authorized capital listed in the table does not include as available the Shares that are reserved for issuance upon exercise or conversion of previously issued and outstanding securities of the Company. As of the Record Date, a total of 93,416,962 Shares are reserved, including 50,000,000 that are reserved to permit exercise or conversion of certain of the securities issued in the Private Placement.

7.    Please disclose, similar to your disclosure on page 12, whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

Response. The Company proposes to comply with this comment by adding the following new paragraph immediately preceding the last paragraph of the subsection of Proposal Three titled “Effects of the Reverse Stock Split”:

Other than the exercise of outstanding convertible securities that may occur, including the Shares to be issued upon conversion of the Series A Preferred Stock, and upon exercise of the Warrants, management has no specific plans or proposals to issue any of the newly authorized Shares that would be available as the result of the approval of Proposal Three. The Company does not have any current plans, proposals or

Mr. Mark P. Shuman
U.S. Securities and Exchange Commission
June 9, 2006

arrangements, written or otherwise, to engage in any acquisition, financing or other transactions to be effected with the additional Shares.

Potential Anti-Takeover Effect of the Reverse Split . . . , page 17

8.    In light of the increase in available capital as a result of your proposed reverse stock split, please refer to Release No. 34-15230 and discuss in greater detail the possible anti-takeover effects of the increase in available capital. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences, similar to the disclosure included on page 12. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

Response. The Company proposes to comply with this comment by deleting the first paragraph of the subsection of Proposal Three titled “Potential Anti-Takeover Effect of the Reverse Stock Split; Risks Associated with the Reverse Stock Split” and replacing it with the following:

Assuming approval of the Reverse Stock Split, the number of authorized Shares of Common Stock that are not issued or outstanding will increase in proportion to the number of Shares of Common Stock that are issued and outstanding prior to the Reverse Stock Split. These additional Shares, if issued, could have a substantial dilutive effect on present Shareholders. Our Articles of Incorporation do not grant pre-emptive rights to Shareholders. Therefore, Shareholders are not entitled to purchase additional Shares to maintain a constant percentage of ownership when additional Shares are issued.

Proposal Three is not a part of any plan by management to adopt a series of amendments to the Articles of Incorporation or Bylaws so as to make a takeover of the Company more difficult. However, Proposal Three could strengthen the position of management and might make the removal of management more difficult, even if it would be generally beneficial to the Company’s Shareholders. The ability to issue a large number of Shares without additional Shareholder approval provides management with a means to negate the efforts of unfriendly tender offerors by issuing Shares to others who are friendly or desirable to management, even if Shareholders are offered an above-market premium favored by a majority of independent Shareholders. In addition, Colorado law provides that a transaction is not void or voidable solely because a director has an interest in the transaction, if the relationship is known or disclosed and a sufficient number of disinterested directors approve the transaction. This ability to approve transactions with interested parties might be used in a takeover or other situations to approve the issuance of Shares to an interested party.

Mr. Mark P. Shuman
U.S. Securities and Exchange Commission
June 9, 2006

Proposal Three is not the result of management’s knowledge of any specific effort to accumulate our securities, or to obtain control of the Company by means of a merger, tender offer, proxy solicitation in opposition to management or otherwise. The Board is not submitting the proposal to enable it to frustrate any efforts by another party to acquire a controlling interest or to seek Board representation.

* * * * * * *

The Company hereby acknowledges that:

-    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This filing is being effected by direct transmission to Operational EDGAR System of the SEC. If you have any questions regarding these matters, please do not hesitate to contact the undersigned, John Jenkins, or our legal counsel, Kutak Rock LLP at (303) 297-2400 (Joshua M. Kerstein, Esq.).

Sincerely,

/s/ Robert C. Ogden

Robert C. Ogden
Chief Financial Officer and Secretary

Enclosures